DLA Piper US LLP 1251 Avenue of the Americas, 29th Floor New York, New York 10020-1104 www.dlapiper.com

April 7, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: MMC Energy, Inc.
PREC 14A
Filed March 31, 2008
File No. 1-33564

Dear Mr. Owings:

On behalf of MMC Energy, Inc. (“MMC” or the “Company”), we hereby submit to you Amendment No. 1 to the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A reflecting changes made in response to the Staff’s comment letter dated April 4, 2008.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the April 4, 2008 comment letter, followed by the Company’s responses to the Staff’s comments.

Preliminary Proxy Statement

Notice of Annual Meeting of Stockholders

1.  Please ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to stockholders.

Response: The Company confirms it will comply with the Staff’s comment.

2.  Please provide support for your statement that Energy Holdings Limited LLC, Karl W. Miller and William Eason’s solicitation of proxies for their slate of seven board nominees “represents an intent to acquire control of MMC without the payment of any premium to the stockholders.” Please also explain why you believe the payment of a premium is necessary.

Response: In the various press releases disseminated by Energy Holdings Limited LLC (“EHL”), Karl W. Miller and William Eason have stated that they intend to acquire control of MMC. The six press releases made so far by Messrs. Miller and Eason are attached hereto as Exhibit A. We have underlined and highlighted in yellow a number of these statements in the press releases for the Staff’s consideration, as well as a number of additional statements which we believe represent an intent to take control of MMC without the payment of a premium. We also note that Messrs. Miller and Eason are proposing a full seven-member board of directors slate as part of their proxy solicitation instead of nominating a smaller slate which could have given Messrs. Miller and Eason a voice on the board without at the same time planning for the replacement of the entire management team and installation of a pre-designated team of new managers, as Messrs. Miller and Eason have stated their intention to do in their April 2, 2008 press release. The following two statements released by Messrs. Miller and Eason are especially illustrative of their intentions to take control of MMC through their proxy solicitation:

Securities and Exchange Commission
April 7, 2008
Page Two

“Miller, MMC’s founder and largest individual shareholder, has joined forces with EHL to retake control of the company.”

“EHL, G. William Eason and Karl W. Miller, MMC’s founder have also nominated a slate of directors for election to MMC Energy, Inc. ("MMC") (Nasdaq: MMCE - News) board of directors, to be held May 28, 2008 at the annual meeting of shareholders in San Francisco, California. EHL plans to insert its management team into MMC following a successful proxy to actively operate the MMC business and grow long term shareholder value.”

The Company also believes that intent of Messrs. Miller and Eason to take control also is demonstrated by the lengths to which they are willing to go to achieve that goal, including making statements in their soliciting materials which the Company views as misleading in an attempt to scare MMC stockholders into electing a slate of directors proposed by Messrs. Miller and Eason. For example, in several places in their six press releases made since announcing their intention to take control of MMC, Messrs. Miller and Eason state that they are concerned as to MMC’s viability as a going concern, when even a casual review of MMC’s financial statements shows that MMC is highly liquid with over $42 million of cash and an additional $4 million of securities on its balance sheet as of December 31, 2007, but only $5.4 million of total liabilities as of that date. We have italicized and highlighted in green a number of such statements in the press releases attached hereto as Exhibit A.

While the Company is of the view that Messrs. Miller and Eason seek control, the Company acknowledges the Staff’s comment that payment of a premium to stockholders for control in this context may not be necessary and therefore has removed the sentence form its proxy statement.

Securities and Exchange Commission
April 7, 2008
Page Three

General Information About Voting, page 1
How are votes counted? page 2

3.  We note your disclosure that differentiates between routine and non-routine matters and the ability of brokers to exercise discretionary authority over the shares held by them in street name. The disclosure that appears in the penultimate paragraph of each of Proposal Nos. 2-5, however, indicates that brokers may not vote shares for which they have not received instructions. Please revise the disclosure that appears here to clearly indicate brokers’ ability to exercise discretionary authority. Please also indicate after Proposal 1, as you have with respect to the other proposals, brokers’ ability to vote shares for which they have not received instructions.

Response: The Company has revised the disclosure in accordance with the Staff’s comment.

Who pays for this proxy solicitation? page 3

4.  We note that proxies may be solicited “through the mail and through telephonic or telegraphic communications to, or by meetings with, stockholders ....” Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone must be filed under the cover of Schedule 14A. Please confirm your understanding in this regard.

Response: The Company confirms it understands its filing obligations with respect to such materials.

5.  In an appropriate place in the proxy statement, please provide the information required by Item 5(b) of Schedule 14A. If you believe that you have already provided this information, please advise.

Response: MMC has made the disclosures required by Item 5(b) of Schedule 14A with respect to the nominees for MMC’s board of directors, which represent the only “participants” as defined by Item 4 of Schedule 14A. We note that some of those items only require disclosure if there is something responsive to disclose. For the Staff’s convenience, we have set forth below where the required information may be found in the revised preliminary proxy materials, or if there is no information to disclose:

Securities and Exchange Commission
April 7, 2008
Page Four

Item 5(b)(1)(i) requires disclosure of the name and business address of the participants. This information is disclosed on page 6 of the revised preliminary proxy materials.

Item 5(b)(1)(ii) requires disclosure of the name, principal occupation or employment of the participant and the name, principal business and address of any corporation or other organization in which such employment is carried on. This information is disclosed on pages 6 and 7 of the revised preliminary proxy materials.

Item 5(b)(1)(iii) requires disclosure of whether a participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past ten years. We are advised that no such convictions have occurred and there is not any disclosure made.

Item 5(b)(1)(iv) requires disclosure of the amount of each class of securities of the registrant which the participant owns beneficially, directly or indirectly. This information is disclosed on page 4 of the revised preliminary proxy materials. Note that none of the participants hold any shares of MMC indirectly.

Item 5(b)(1)(v) requires disclosure of the amount of securities of the registrant which the participant owns of record but not beneficially. We are advised that there are no such securities held by the participants of record but not beneficially.

Item 5(b)(1)(vi) requires disclosure of all securities of the registrant purchased or sold within the past two years by the participants. This information is disclosed on page 6 of the revised preliminary proxy materials.

 Item 5(b)(1)(vii) requires disclosure if any of the purchase price for the shares described in clause (vi) is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. We are advised that no borrowed funds were used in any of the purchases disclosed pursuant to clause (vi), so no disclosure is required under clause (vii).

Item 5(b)(1)(viii) requires MMC to state in the proxy materials whether or not the participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the registrant. We are advised that there were no such contracts, arrangements or understandings.

Item 5(b)(1)(ix) requires MMC to state the amount of securities of the registrant owned by each of the participant’s associates. We are advised that none of the participants has any “associates,” as defined by SEC rules, and so no disclosure is made in the revised preliminary proxy materials.

Securities and Exchange Commission
April 7, 2008
Page Five

Item 5(b)(1)(x) requires MMC to state the amount of securities of any parent or subsidiary of the registrant which the participant owns. MMC does not have a parent. All of MMC’s subsidiaries are wholly owned by MMC.

Item 5(b)(1)(xi) requires that MMC furnish in the proxy statement, for the participant and associates of the participant, the information required by Item 404(a) of Regulation S-K. There is nothing to disclose pursuant to Item 404(a) and, accordingly, no such information is furnished in the revised preliminary proxy materials.

Item 5(b)(1)(xii) requires disclosure of whether or not the participants or any of their associates have any arrangement or understanding with respect to future employment or any future transactions. A sentence stating that no such arrangements exist has been added to page 6 of the revised preliminary proxy materials.

Security Ownership of Certain Beneficial Owners and Management, page 4

6.  We note that Karl Miller indicates that he owns 5% of your common stock, pursuant to the amended Schedule 13D that was filed on March 20, 2008. Please revise to include his ownership interest in your table or tell us why you have determined not to include the shares he, or his group, owns.

Response: As of April 4, 2008 there were 14,144,347 shares of MMC common stock issued and outstanding. According to the Schedule 13 D filed by Mr. Miller on March 20, 2008, Mr. Miller holds 651,328 shares of MMC common stock and options to purchase an additional 50,000 shares of common stock which are exercisable within 60 days of March 28, 2008. Pursuant to Item 403 of Regulation S-K, MMC is required to disclose the security ownership of any person who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant’s voting securities, as determined in accordance with Rule 13d-3 under the Exchange Act.

To calculate Mr. Miller’s percentage holdings in accordance with Rule 13d-3, you divide the sum of Mr. Miller’s common stock holdings and option holdings by the sum of MMC’s issued and outstanding common stock and Mr. Miller’s option holdings:

(651,328 + 50,000) / (14,144,347 + 50,000) = 4.9%

Securities and Exchange Commission
April 7, 2008
Page Six

As Mr. Miller holds less than 5% of MMC’s issued and outstanding common stock as calculated in accordance with Rule 13d-3, MMC is not required to include his holdings in the beneficial ownership table.

We also note that Mr. Miller, Mr. Eason and EHL have never declared themselves a “group” as that term is used in Section 13(d)(3) of the Exchange Act, and the securities held by Mr. Eason and EHL would therefore not be included in Mr. Miller’s percentage ownership calculation. Section 13(d)(3) states that “when two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a "person" for the purposes of this subsection.”

Interestingly, at no point in any of Mr. Miller’s filings has he disclosed that he, together with Mr. Eason and EHL, are acting together “for the purpose of acquiring, holding or disposing of MMC Securities,” nor have such parties disclosed that they have entered into a voting trust, agreement or any arrangement pursuant to which they agree to vote their shares together. Mr. Miller, Mr. Eason and EHL have stated that they “intend to vote Shares beneficially owned by them in favor of the Nominees and Proposals.” Further, the Joint Filing Agreement filed as an exhibit to Mr. Millers Schedule 13D dated March 17, 2008 only appoints Mr. Miller as the attorney-in-fact for signing future Schedule 13Ds on behalf of Mr. Eason and EHL, it does not contain any agreements regarding the voting, acquisition or disposition of MMC securities. No other such agreement or arrangements between Mr. Miller, Mr. Eason and EHL have been disclosed in their public filings. The Company can only speculate as to the reasons Messrs. Miller and Eason have so carefully crafted their Schedule 13D disclosures to avoid claiming group status and the Company notes that Messrs. Miller and Eason have not questioned the Company’s disclosure in this regard in their statements made publicly or to the Company.

Proposal No. 1 - Election of Directors, page 6

7.  In Mr. Hamilton’s biography, please briefly describe what a “Certified Turnaround Professional” is and how such certification is obtained.

Response: The Company has revised the disclosure in accordance with the Staff’s comment. A Certified Turnaround Professional (a “CTP”) is a designation given by the Turnaround Management Association, an international nonprofit association dedicated to corporate renewal and turnaround management. In order to be certified as a CTP, applicants are required to have at least five years of applicable business experience and sit for a three part examination over a three-day period. As part of the application process, the applicant must also submit recommendations from persons who worked with the applicant in five separate turnaround situations, typically involving a bankruptcy or other restructuring. By way of background, we are advised that of the 30 FTI Consulting colleagues in Mr. Hamilton’s test group, only 20% received certifications as CTPs at the time Mr. Hamilton was certified. The CTP website is: www.actp.org.

Securities and Exchange Commission
April 7, 2008
Page Seven

Agreements with Executive Officers, page 15

8.  We note the disclosure that you have entered into change in control and severance agreements with Messrs. Hamilton, Gagnon, and Scarborough. Please disclose the date on which such agreements were entered into. Please also tell us when you first disclosed these arrangements and, as applicable, filed the agreements as exhibits to your periodic or current reports.

Response: The change-in-control agreements were approved by the Compensation Committee and the relevant executives on March 26, 2008. Actual execution of the agreements was unexpectedly delayed until April 4, 2008, however, in order to incorporate edits to the agreements to comply with Internal Revenue Code Sections 409A and 280G and the Compensation Committee members reapproved the agreements on that date. The terms of the agreements were disclosed in the Company’s preliminary proxy statement and the Company has corrected the text in its revised preliminary proxy statement to reflect the correct date of execution. The Company intends to file an 8-K with respect to such agreements prior to April 10, 2008 and to file such agreements with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, which it anticipates will be filed during the first two weeks of May 2008.

9.  Please disclose briefly the definition of a change in control contained in each of the agreements. In addition, please disclose whether the agreements will be triggered if the contested slate is elected.

Response: The Company has made the disclosure required by the Staff’s comment. The Company confirms that the agreements will be triggered if the contested slate is elected. A copy of the relevant text is set forth below:

“Change in Control” means the occurrence of any of the following, provided that the occurrence also constitutes, within the meaning of 409A Guidance, a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company:

Securities and Exchange Commission
April 7, 2008
Page Eight

(i)  any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company, becomes the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of total fair market value or total voting power of the Company’s then-outstanding securities entitled to vote generally in the election of directors;

(ii) the Company is party to a merger, consolidation or similar transaction, or series of related transactions, which results in the holders of the voting securities of the Company outstanding immediately prior to such transaction(s) failing to retain immediately after such transaction(s) direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the securities entitled to vote generally in the election of directors of the Company or the surviving entity outstanding immediately after such transaction(s);

(iii) the sale or disposition of all or substantially all of the Company’s assets or consummation of any transaction, or series of related transactions, having similar effect (other than a sale or disposition to one or more subsidiaries of the Company); or

(iv) a change in the composition of the Board over a period of twelve (12) months or less as a result of which a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

10.  In the description of Mr. Hamilton’s employment arrangement, please disclose why the compensation committee viewed it as important that Mr. Hamilton not receive a written employment agreement.

Response: The Compensation Committee of the Company’s Board of Directors views Mr. Hamilton’s agreement to serve without an employment agreement as particularly meaningful in the case of MMC because in the Committee’s view the separation of Mr. Miller from the Company was unduly difficult and costly under the Company’s then-current form of executive employment agreement. Such agreements were entered into at the time of MMC’s reverse merger with a public shell company and prior to the time the current Board of Directors was constituted. In particular, the Committee viewed the definition of “Cause” in the old agreements as overly-protective of the executive, potentially making the separation of Mr. Miller for Cause more difficult than should have been the case. The Committee also views the payments due to an executive under the old agreements for termination without Cause as overly generous.

Securities and Exchange Commission
April 7, 2008
Page Nine

Just as importantly, unlike the form of executive employment agreements used by MMC in the past, the new change in control agreements do not bind the Company to a number of very significant compensatory elements, including payment of a specific salary, a minimum term of employment, and the right to an annual bonus. The Committee views having flexibility as to these compensation terms as critically important to not being hamstrung in its goal of maintaining the right compensation packages for the Company’s executives over time.

For these reasons, the Committee’s view was that departing from the Company’s historic practice of entering into an employment agreement was better for the Company, both in the context of setting ongoing compensation of executives and in the context of separation. Consistent with this approach, the Committee requested that Denis Gagnon, the Company’s Chief Financial Officer, terminate his employment agreement and enter into a change in control agreement. Mr. Gagnon agreed to the request.

11.  In the description of Mr. Gagnon’s employment arrangement, please disclose why the compensation committee requested the change in control and severance agreement after Mr. Miller’s departure.

Response: Please see the Company’s response to comment #10 above.

Proposal No. 5 - Stockholder Proposal to Authorize a Common Stock Repurchase Program, page 21

12.  Please explain, with a view towards disclosure in the proxy statement, why the board of directors has recommended a vote against this proposal when it appears that the board of directors approved a share repurchase plan on March 26, 2008.

Response: As noted, the Company approved a share repurchase program on March 26, 2008. Accordingly, the Company views the proposal as moot and potentially confusing to stockholders since stockholders might be led to believe they are approving an additional repurchase program in addition to the one already announced by the Company. The Company would welcome the chance to explain its recommendation in its proxy statement however Rule 14a-8 dictates that the Company provide the proponent with 30 days to review any statement in opposition and the Company anticipates printing the final form of proxy statement prior to the expiration of such period. The Company contacted the proponent to request that she withdraw the proposal or waive the 30-day review period in order to avoid such confusion but to date the proponent has refused to withdraw the request or waive the 30 day review period.

Securities and Exchange Commission
April 7, 2008
Page Ten

Other Matters

13.  We note your intent to use discretionary authority with respect to any other matters that properly come before the Annual Meeting. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting. Refer to Rule 14a-4(c). Please confirm your understanding.

Response: The Company confirms its understanding of such requirement.

Proxy card

14.  We note the disclosure relating to how an executed proxy will be voted if no specification is provided. Please revise to place this language in bold-face type as required by Rule 14a-4(b)(1).

Response: The Company confirms it will comply with the Staff’s comment.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831 or Tony Saur at (212) 335-4688.

Very truly yours,

/s/ John E. Depke

John E. Depke

EXHIBIT A

Energy Holdings Limited LLC Nominates Slate of Directors for Election to MMC Energy, Inc. Board of Directors at the May 28, 2008 Annual Meeting Of Stockholders
Thursday March 20, 3:37 pm ET

WILMINGTON, N.C., March 20 /PRNewswire/ -- Energy Holdings Limited LLC (EHL), a group of founding shareholders of MMC Energy, Inc. (Nasdaq: MMCE - News; MMC) and Karl W. Miller, founder and a former chairman, CEO and director of MMC, and the largest individual, non-institutional investor, announced its slate of nominees for election to the board of directors of MMC at the annual meeting to be held May 28, 2008 in San Francisco, California. The slate is comprised of a combination of MMC's entrepreneurial founding stockholders and energy industry executives with broad and deep energy experience.

"We are very proud of our slate and feel confident that if investors take a cold, hard look at the opportunities that exist within the energy industry today, there is every reason to elect our slate," said G. William Eason, Managing Member of EHL.

Eason cited the ability of EHL's nominees to raise investor confidence and move the company forward as reasons for the change. "Our slate has the execution capabilities and experience level," said Eason.

MMC's share price has hit an all time low of $2.06 today and, combined with the lack of liquidity, creates what EHL considers to be concern among investors about the status of MMC.

EHL seeks to protect the remaining cash from the proceeds of the June 2007 IPO.

The EHL slate plans to immediately relocate the Company to California, close the New York office, and enhance the asset acquisition pipeline and attract additional sources of capital at the asset level.

The EHL slate includes energy industry executives with proven track records and individuals with entrepreneurial talent who understand the dynamics and challenges of managing a growth business and have invested in MMC from its inception. "We are excited about creating what EHL feels is an energetic, dynamic and execution oriented team moving MMC forward," said Eason.

The following is EHL's slate of nominees: G. William Eason, Joseph C. Hearne, Raiford Trask, Jr., Ketheesch Aran, Kevin McConville, Tony Valentine and Karl W. Miller.

The EHL slate will not collect fees for board service or meetings, substantially reducing the annual general and administrative expenses of MMC to preserve cash.

As required by MMC's Bylaws, EHL delivered to MMC's New York corporate offices the slate of nominees and notice that it intends to propose certain amendments to the MMC Bylaws.

IMPORTANT INFORMATION

EHL and Messrs. Eason and Miller intend to file with the Securities and Exchange Commission and mail to stockholders a proxy statement and proxy card to be used to solicit proxies in connection with MMC's May 2008 annual meeting. Stockholders are advised to read carefully the proxy statement and other information related to the solicitation when they become available because they will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to MMC's stockholders and will be available, along with other relevant documents, at no charge, at the SEC's website at http://www.sec.gov. Information relating to the participants in such proxy solicitation will be contained in the proxy statement to be filed by EHL and Messrs. Eason and Miller.

Energy Holdings Limited LLC Voices Concern Over MMC Energy, Inc. Status
Wednesday March 26, 11:15 am ET

WILMINGTON, N.C., March 26 /PRNewswire/ -- Energy Holdings Limited LLC ("EHL") is concerned that the severely depressed share price of MMC Energy, Inc. ("MMC") (Nasdaq: MMCE - News) and lack of liquidity will lead investors to question MMC's viability and exacerbate the lack of confidence of shareholders and the investment community in general, according to G. William Eason, EHL's Managing Member.

Following EHL's announcement of its proxy solicitation and nomination of a new slate of directors for the MMC board, current MMC management hired Merriman, Curhan, and Ford to assist MMC in determining strategic alternatives.

EHL and Karl W. Miller, MMC's founder, have nominated a slate for election to MMC's board of directors, to be held May 28, 2008 at the annual meeting of shareholders in San Francisco, California.

EHL and Miller control 9.1 percent of MMC's outstanding common stock and have filed a Schedule 13D with the Securities and Exchange Commission. Miller is a nominee for MMC's board of directors. Miller has committed to purchasing up to an additional $1mm of MMC stock if the EHL nominated slate of directors is elected by the shareholders. Miller is already the largest non- institutional investor in MMC.

In 2002, Messrs. Miller and McConville founded Miller McConville as a private firm which eventually became MMC. Mr. Miller continued with MMC as its CEO and led it through an initial public offering, multiple financings, and acquisition of power generation assets at deep discounts, initiated the critical Chula Vista and Escondido upgrades, and left MMC with virtually no debt.

"To be considering strategic alternatives this soon after an IPO when MMC posted record profits of $.05 per share in the third quarter of 2007, under Miller's leadership, is extremely irregular," said Eason.

EHL is additionally concerned that proceeds from MMC's 2007 IPO are not being dedicated to the projects identified in the prospectus and registration statement and that general and administrative expenses are growing rapidly. The IPO designated the bulk of the use of proceeds to the Chula Vista and Escondido upgrade projects.

"Merriman is a great firm and has been a friend of MMC since I retained them to lead MMC's public offering in June 2007," said Miller. "I consider Jon Merriman, the CEO of Merriman Curhan Ford, to be a personal friend and competent business executive."

"MMC has been a public company for a relatively short time and EHL is concerned that MMC is generating expenses at an unknown rate and for purposes not intended nor disclosed in June, 2007," said Eason. "A sales process can take up to nine months, which hamstrings MMC during the interim."

On Thursday March 20th, EHL announced its nominee slate for MMC's May 28, 2008 annual meeting. Three senior hands on energy industry executives were named in addition to Miller.

Kevin McConville, nominated by EHL to be elected to MMC's board at the annual meeting, has over 25 years experience in management and leadership positions within the energy industry. "McConville has great breadth and depth in a variety of skillsets necessary for successful operations, particularly as they pertain to micro-cap growth companies and energy companies in particular," said Eason. McConville spent the bulk of his career at Enron Corp and Williams Trading.

Ketheesch Aran was named a nominee to the board and has spent the bulk of his career in the energy industry. Aran, a senior banker at Chrysler Capital, financed energy development projects and electricity generation firms before moving to El Paso Corporation as Vice-President then served in senior management positions at rapidly growing independent energy companies.

Tony Valentine was also named as a nominee to the MMC board and has experience in executing project finance transactions with their inherent credit challenges. Valentine is a veteran of Chase, GE Capital and Enron.

"EHL is confident in the capabilities of its director nominees to create long term shareholder value. EHL is determined to create an energetic, dynamic and execution oriented team moving MMC forward," said Eason.

During MMC's March 11, 2008 earnings call, MMC disclosed it still had not filed with the Federal Energy Regulatory Commission (FERC) the appropriate documents to reinstate spinning reserve revenue denied by the CAISO. The loss in revenue is significant annually even though MMC said it was "confident" it would prevail before the FERC, and it offered no explanation as to why it delayed the critical filing for over six months. Generally, such matters require many months after submission for the FERC to rule, which could put a ruling well past the summer of 2008, the premium earnings season for MMC.

In addition, MMC stated that its current CEO would move to San Diego but did not commit to the closure of the New York office, adding to cash burn fears of investors.

Critically missing from the March 11, 2008 call, was a discussion of MMC's 2007 fourth quarter results and management's views of the energy market conditions which MMC operates. Management responded to only one marginal question during the call. Inexplicably, MMC's share price and lack of liquidity were not discussed. MMC shares traded down to an all time low $1.85 a share, on very light volume in Tuesday's trading.

"While MMC's current board is a group of highly respected individuals, we believe our nominees are more experienced in managing micro-cap growth companies and the unregulated power generation energy industry in today's environment. It is time for an immediate change, as the situation is becoming more critical by the day as MMC's market capitalization continues to decline and shareholder confidence evaporates," said Eason.

IMPORTANT INFORMATION

EHL and Messrs. Eason and Miller intend to file with the Securities and Exchange Commission and mail to stockholders a proxy statement and proxy card to be used to solicit proxies in connection with MMC's May 2008 annual meeting. Stockholders are advised to read carefully the proxy statement and other information related to the solicitation when they become available because they will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to MMC's stockholders and will be available, along with other relevant documents, at no charge, at the SEC's website at http://www.sec.gov. Information relating to the participants in such proxy solicitation will be contained in the proxy statement to be filed by EHL and Messrs. Eason and Miller.

Energy Holdings Limited LLC Expresses Its 'Disappointment and Dismay' Regarding MMC Energy, Inc.'s Announcement of Stock Repurchase Plan
Thursday March 27, 6:04 pm ET

WILMINGTON, N.C., March 27 /PRNewswire/ -- Energy Holdings Limited LLC ("EHL") expressed its "disappointment and dismay" at MMC Energy, Inc.'s ("MMC") (Nasdaq: MMCE - News) announcement of a stock repurchase plan, according to G. William Eason, EHL's Managing Member.

The announced stock buyback "does not conform to the specific use of proceeds in the prospectus and registration statement from the June 2007 IPO," continued Eason. EHL believes this development will further support the election of EHL's execution orientated nominee slate. "We just wish the opportunity for shareholders to cast votes was sooner rather than in May," added Eason.

"Any share repurchases will have the effect of reducing MMC's cash at the expense of existing shareholders," said Eason. "If the current management and board believe MMC shares are undervalued, we encourage them to put their own personal capital at risk and purchase shares," added Eason.

EHL has filed a Schedule 13 D with the Securities and Exchange Commission and has announced its slate of nominees to be elected at the May 28th, 2008 annual meeting of MMC shareholders.

Repurchasing of common stock is typically done by large, well-capitalized companies, with cash surpluses and ready access to capital markets. A buyback of stock less than a year after MMC's IPO poses significant risk to shareholders. MMC currently cannot access capital markets on an accretive basis without significantly diluting shareholders with a share price that is much less than the original June 2007 IPO price.

With credit and capital markets in disarray, the repurchase of shares by MMC should be puzzling to investors and analysts alike. Power plant upgrade and retrofit projects routinely encounter cost overruns and delays in start-up operations, requiring cash to be set aside to deal with such circumstances. Additionally, the current credit and capital market crisis may require MMC to post more cash security with its equipment and fuel suppliers, electricity counterparties and other vendors.

MMC is currently refurbishing power plants in California purchased during Karl W. Miller's tenure as Chairman, President and CEO of MMC. Miller, MMC's founder and largest individual shareholder, has joined forces with EHL to retake control of the company. EHL and Miller control 9.1% of MMC.

"Even if there is sufficient pro-forma cash after proper consideration of the Chula Vista and Escondido power plant upgrades and retrofits, MMC operates in the volatile unregulated power generation market and cash preservation is paramount at this point in the company's life," said Miller.

"During the June 2007 IPO, a share buyback was never discussed with MMC investors. MMC is a growth company which needs every dollar it can retain for risk management and growth purposes. As a prudent risk manager, one must always plan for unknown contingencies, and the current state of the equity and debt markets, the commodity markets and the physical plant operations are all one large contingency," Miller added.

Miller has committed to investing up to $1 million if the EHL slate of nominees is elected.

"From a cost of capital perspective, the repurchase announcement makes little sense. Repurchasing shares at a discount without sufficient reserves, as well as the current unknown general and administrative costs, create an unquantifiable risk to shareholders. The likelihood of the Chula Vista and Escondido projects not getting completed and the company running out of money, not to mention abandonment of a growth strategy promised to investors less than a year ago during the IPO, tells EHL that the board is at a loss of what it should do," said Eason.

The energy industry is currently very strong and EHL shareholders, as well as apparently other investors, are hard pressed to understand why MMC is not moving forward on a transaction that is accretive and non-dilutive to shareholders. If such a move is being contemplated by MMC, the repurchase announcement becomes even more difficult to understand.

Eason noted that the recent moves that MMC has made have come after the announcement by EHL of its proposed new slate of directors:

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MMC announced its current CEO will spend time in a San Diego office, after EHL announced it will relocate to Southern California, but MMC did not agree to close its New York headquarters thereby not taking advantage of significant cost savings.

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After EHL noted the lack of action regarding the elimination of spinning reserve revenue, MMC announced a Federal Energy Regulatory Commission filing without any explanation for its substantial delay at tremendous cost to shareholders, without any prospect for recovery of revenue realized during the last seven months.

"We have a good company. We need a new management team and entrepreneurial board who understand the realities of micro cap growth companies and the operational and credit challenges of managing unregulated power generation assets in today's markets," said Eason.

"We want a higher share price based on the prospects of the underlying business driven by experienced EHL management and directors," added Eason. "As I have said repeatedly, it is time for a change."

IMPORTANT INFORMATION

EHL and Messrs. Eason and Miller intend to file with the Securities and Exchange Commission and mail to stockholders a proxy statement and proxy card to be used to solicit proxies in connection with MMC's May 2008 annual meeting. Stockholders are advised to read carefully the proxy statement and other information related to the solicitation when they become available because they will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to MMC's stockholders and will be available, along with other relevant documents, at no charge, at the SEC's website at http://www.sec.gov. Information relating to the participants in such proxy solicitation will be contained in the proxy statement to be filed by EHL and Messrs. Eason and Miller.

Energy Holdings Limited Urges the MMC Energy, Inc. Board of Directors to Avoid Entrenchment and Preserve Shareholder Value
Tuesday April 1, 4:02 pm ET

WILMINGTON, N.C., April 1, 2008 /PRNewswire/ -- Energy Holdings Limited LLC ("EHL") and other shareholders have serious concerns about MMC Energy, Inc.'s ("MMC") (Nasdaq: MMCE - News) viability as a going concern in light of the incumbent board and management's disclosure of substantial change of control and termination benefits recently given to themselves as disclosed in MMC's preliminary proxy statement filed with the Securities and Exchange Commission last Friday, March 28th, 2008, according to G. William Eason, EHL's Managing Member.

"While MMC is in critical condition and there has been no increase in shareholder value, the incumbent board has nevertheless provided current management with a significant exit package in the event existing shareholders replace the board with EHL's slate", Mr. Eason said.

MMC's share price has deteriorated 80 percent, with little or no volume, indicating the market questions the company's ability to remain viable.

EHL and other shareholders have serious questions for the incumbent board and management, in light of the recent entrenchment actions.

1.	Why do the incumbents want to remain on MMC Board of Directors, a micro-cap growth company?

2.	How did the Board become involved with MMC originally?

3.	How much time do current directors spend actively engaged in MMC's business activities? In person? By phone? Email?

4.	Who is responsible for transaction review and due diligence?

5.	Who is responsible for business development?

6.	Which Board member is responsible for regulatory matters?

7.	Can the Board address MMC's future with clarity?

8.	What is MMC's business plan?

9.	Is the Board prepared to allow shareholders the right to vote for the termination benefits the Board gave themselves on Friday?

10.	Is the Board, as a group or individuals, willing to invest "real" cash into MMC going forward to align themselves with investors?

11.	Has the Board hired a proxy solicitation firm? If so, at what cost? How was the decision rationalized?

12.	Specifically, how much valuable shareholder money are the incumbents currently spending, and plan to spend on: - legal advice related to proxy matters? - financial advisors and consultants?

13.	The EHL slate of nominees has announced that they would forego director fees if they are elected. Is the incumbent Board willing to waive director fees?

14.	Why did the Board delay for seven (7) months filing for Federal Energy Regulatory Commission ("FERC") approval following MMC's public announcement in October 2007 that it was no longer eligible for CAISO spinning reserves revenues without FERC approval?

15.	What is the estimated lost revenue to MMC shareholders due to the delay in the FERC filing? What is the estimated loss in market value of MMC's existing assets due to the delay and potential permanent loss of spinning reserves revenues?

16.	What are the current cash commitments for the Chula Vista and Escondido power plant upgrades?

17.	How much cash is on hand at this point in time?

EHL, G. William Eason and Karl W. Miller, MMC's founder have filed with the Securities and Exchange Commission a Schedule 13D, and announced their slate of nominees to be elected to MMC's Board at the upcoming annual shareholders meeting on May 28, 2008 and will solicit proxies in connection therewith.

EHL and Messrs. Eason and Miller are confident they will prevail in a proxy process; however, in order to avoid the expense, distraction and further deterioration in critical shareholder value, EHL urges the Board of MMC to avoid entrenchment measures and take action only in the best interests of shareholders.

"While MMC's current board is a group of respected individuals, we believe our nominees and managers are more experienced in managing micro-cap growth companies in the unregulated power generation energy industry in today's environment," said Eason.

"EHL is confident in the capabilities of its director nominees to create long term shareholder value. EHL is determined to create an energetic, dynamic, results driven and execution oriented team moving MMC forward," said Eason.

IMPORTANT INFORMATION

EHL and Messrs. Eason and Miller intend to file with the Securities and Exchange Commission and mail to stockholders a proxy statement and proxy card to be used to solicit proxies in connection with MMC's May 2008 annual meeting. Stockholders are advised to read carefully the proxy statement and other information related to the solicitation when they become available because they will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to MMC's stockholders and will be available, along with other relevant documents, at no charge, at the SEC's website at http://www.sec.gov. Information relating to the participants in such proxy solicitation will be contained in the proxy statement to be filed by EHL and Messrs. Eason and Miller.

Energy Holdings Limited, LLC Names Management Team and Reaffirms its Western States Strategy with Focus on California
Wednesday April 2, 6:26 pm ET

WILMINGTON, N.C., April 2, 2008 /PRNewswire/ -- Energy Holdings Limited, LLC ("EHL") announced its senior management team today and reiterated its Western states strategy, with a particular focus upon the California market.

EHL, G. William Eason and Karl W. Miller, MMC's founder have also nominated a slate of directors for election to MMC Energy, Inc. ("MMC") (Nasdaq: MMCE - News) board of directors, to be held May 28, 2008 at the annual meeting of shareholders in San Francisco, California. EHL plans to insert its management team into MMC following a successful proxy to actively operate the MMC business and grow long term shareholder value.

EHL was formed by the MMC Energy, Inc. founding shareholders. EHL is in various stages of negotiation with multiple industry counterparties and expects to sign letters of intent to acquire certain energy assets. "EHL's transaction pipeline is exciting and executable and we intend to aggressively move forward over the next several months. The excitement within EHL is seamlessly transferable to MMC assuming a successful proxy contest," said Eason.

Filling the post of Chief Operating Officer (COO) is Kevin McConville who has over 25 years experience in management positions within the energy industry.

McConville, 51, is an independent energy consultant and private investor and was a co-founder and managing partner of Miller McConville & Company, the private company that eventually became MMC Energy, Inc. and affiliates. McConville spent the bulk of his career at Enron Corporation and was a Managing Director and was responsible for Enron Capital and Trade's global industrial practice, investing debt and equity, supplying natural gas and electricity to energy intensive industrials. While serving as managing director, McConville also was an officer of Enron Securities Corp. McConville was Vice-President of Business Development for Williams Trading, responsible for equity and debt investments in natural gas producing companies. McConville began his career at Panhandle Eastern Corporation and is trained in finance, regulatory affairs, and valuation of electric and natural gas assets. More recently, McConville was a limited partner in Powersol Trading. McConville is a graduate of Drake University with a B.A. in Journalism and an MBA from the Houston Baptist University. "Kevin has great breadth and depth in a variety of functions necessary for successful operations," said G. William Eason, Managing Member of EHL.

Ketheesch Aran, 55, was named Chief Financial Officer (CFO). Currently, Aran is a principal of Castle Enterprises, LLC an independent power plant developer, actively involved in the development of several projects in the northeast U.S. Aran served as Vice President of North American Power Group in charge of power plant acquisitions. Aran was a Senior Vice President of EI Paso Merchant Energy, a subsidiary of EI Paso Corporation, responsible for the acquisition and development of power generation projects. Prior to El Paso, Aran was Vice President of Project Finance at Chrysler Capital Corporation, responsible for equity investments in independent power projects. Aran has completed multiple power plant acquisitions in the power generation industry, involving project financing, transaction structuring and turnarounds. A trained commercial banker, Aran held management positions with Bank of America and Bank of Boston and is a graduate of the University of Sri Lanka with B.S. in Physics and an MBA from the Georgia Southern University.

Tony Valentine, 46, was named Chief Development Officer (CDO). Currently, Valentine is a principal in TK Research, Inc., a private placement consulting firm servicing small industrial organizations and was a principal in Odysseus Energy LLC focused on the acquisition of undervalued power generation assets and, prior to that, was Chief Financial Officer for Kafus Industries, an American Stock Exchange listed company that manufactured medium density fiberboard from waste wood. Valentine was Vice President at Enron Capital and Trade where he focused on making debt and equity investments in energy-intensive industrial companies, and served as Vice President at GE Capital where he coordinated financing services for the construction of power plants, the acquisition of oil and gas reserves and led the restructuring of a portfolio of at-risk investments. Valentine began his career at Chase Manhattan Bank and Shell Oil and is a graduate of The University of Tennessee with a B.S. in Chemical Engineering and an MBA from the Harvard Business School.

IMPORTANT INFORMATION

EHL and Messrs. Eason and Miller intend to file with the Securities and Exchange Commission and mail to stockholders a proxy statement and proxy card to be used to solicit proxies in connection with MMC's May 2008 annual meeting. Stockholders are advised to read carefully the proxy statement and other information related to the solicitation when they become available because they will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to MMC's stockholders and will be available, along with other relevant documents, at no charge, at the SEC's website at http://www.sec.gov. Information relating to the participants in such proxy solicitation will be contained in the proxy statement to be filed by EHL and Messrs. Eason and Miller.

Energy Holdings Limited LLC Delivers Letter to MMC Energy, Inc. Board of Directors Stating its Position that MMC's Cash Should Be Preserved and No Assets Should Be Sold Without Shareholder Approval
Friday April 4, 3:43 pm ET

WILMINGTON, N.C., April 4, 2008 /PRNewswire/ -- Energy Holdings Limited LLC ("EHL") announced today that it has delivered a copy of the attached letter to the board of directors of MMC Energy, Inc. ("MMC") (Nasdaq: MMCE - News).

IMPORTANT INFORMATION

EHL and Messrs. G. William Eason and Karl W. Miller, founder and a former chairman, CEO and director of MMC, intend to file with the Securities and Exchange Commission and mail to stockholders a proxy statement and proxy card to be used to solicit proxies in connection with MMC's May 2008 annual meeting. Stockholders are advised to read carefully the proxy statement and other information related to the solicitation when they become available because they will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to MMC's stockholders and will be available, along with other relevant documents, at no charge, at the SEC's website at http://www.sec.gov. Information relating to the participants in such proxy solicitation will be contained in the proxy statement to be filed by EHL and Messrs. Eason and Miller.

Investor Contacts:
G. William Eason
gwilliameason@energyholdingslimited.com
(917) 591-6906

Media Contacts:
Kevin McConville
kmcconville@energyholdingslimited.com
(832) 731-7096

April 4, 2008

The Board of Directors
MMC Energy, Inc.
26 Broadway, Suite 960
New York, NY 10004

Gentlemen,

EHL is very concerned about recent actions of the MMC board of directors and wants to make perfectly clear its intentions to dissuade the board from selling any assets without shareholder approval. EHL also reiterates its request for MMC to use cash for the purposes set forth in its June 2007 prospectus.

Since cash and the market value of the three assets located in California are the only assets of significance, it is imperative the board seriously consider its fiduciary responsibilities to shareholders and afford EHL and all shareholders a voice and a vote on any material change in the use of proceeds and business strategy outlined in the June 2007 IPO.

The MMC board, in our opinion, has not demonstrated a business strategy in the best interests of its shareholders. Since EHL and other shareholders filed a Schedule 13D, the critical situation at MMC has become worse and made shareholder rights a larger issue.

EHL also requested that the MMC board move its annual meeting of shareholders to April 2008 so that shareholders could address the critical issues facing the company and vote on a new slate of directors to lead MMC forward. MMC's board chose to ignore this request.

On March 11th, 2008, MMC conducted an earnings teleconference where management did not discuss fourth quarter 2007 results, and accepted only one question, and announced that its current CEO would spend time in California - in response to EHL's criticism of a lack of a California presence and the wasteful expense of the New York headquarters. MMC did not announce, however, the closing of the New York office to conserve cash.

On March 21st, 2008, MMC's board announced it had retained Merriman, Curhan and Ford to assist MMC in developing "strategic alternatives" for the company. At this stage of development, MMC's optimum strategy should be clear to those experienced in the energy industry. Simply put, MMC should do whatever is necessary to complete the existing Chula Vista and Escondido upgrade projects, pursuant to and in conformity with the use of proceeds contained in the June 2007 prospectus and registration documents and without diluting shareholder value.

On March 26th, 2008, MMC's board announced a share repurchase program, a move that concerned EHL as well as other shareholders. While the intent to raise MMC's share price is a goal shared by all investors, the use of MMC's cash for this purpose at this time is inappropriate. Such an ill-advised use of cash with critical construction projects in process and credit markets in disarray cannot be described as in MMC's best interests.

On March 28th, 2008, the MMC board revealed in its preliminary proxy filing that it was awarding certain senior managers "change in control" benefits that will cause payments to be made to them after EHL's slate is elected at the annual meeting of shareholders, May 28th, 2008 in San Francisco. This will only make it more expensive to shareholders to vote against the incumbent board resulting in entrenchment and enrichment of the board and management. EHL requests that this matter be put to a vote of shareholders at the annual meeting.

Also, in the same preliminary proxy filing, the MMC board recommended a "no" vote on a proposed share buyback plan that was introduced by a shareholder who commented that MMC's share price had fallen by more than 80 percent! Yet the board had announced only two days earlier that it was proposing a share buyback program.

EHL and other shareholders are serious with regard to defending, not only their rights, but the rights of all shareholders against an ill advised transaction. EHL intends to file its proxy shortly. It is now clearer than ever that the EHL slate must be elected.

Very truly yours,

G. William Eason
Managing Member of EHL